# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maplebear Inc., CIK 0001579091
CUSIP: 565394103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 Beale Street, Suite 600, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 06/03/2025
Filed by CIK 0001607841
Persons authorized to receive notices and communications: Roelof Botha, 2800 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 854-3927

## Reporting persons
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III") (CIK 0001740907): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 351,374; sole dispositive power 0; shared dispositive power 351,374; aggregate amount beneficially owned 351,374 (0.1% of the class)
  Comment: Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. ("SC US/E EXPANSION FUND I") (CIK 0001920675): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (0.4% of the class)
  Comment: Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SEQUOIA CAPITAL US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT") (CIK 0001920709): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 3,150,331; sole dispositive power 0; shared dispositive power 3,150,331; aggregate amount beneficially owned 3,150,331 (1.2% of the class)
  Comment: Row 8, 10 and 11. Includes 2,150,331 shares directly owned by SC US/E EXPANSION FUND I MGMT and 1,000,000 shares directly owned by SC US/E EXPANSION FUND I. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT.
  
  Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SCGGF III - U.S./INDIA MANAGEMENT, L.P. ("SCGGF III - U.S./INDIA MANAGEMENT") (CIK 0001836399): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,217,532; sole dispositive power 0; shared dispositive power 1,217,532; aggregate amount beneficially owned 1,217,532 (0.5% of the class)
  Comment: Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS MANAGEMENT, L.P. ("SC GGF III MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 351,374; sole dispositive power 0; shared dispositive power 351,374; aggregate amount beneficially owned 351,374 (0.1% of the class)
  Comment: Row 8, 10 and 11. Includes 351,374 shares directly owned by SC GGF III. The general partner of SC GGF III is SC GGF III MGMT.
  
  Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP") (CIK 0001918157): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,087,897; sole dispositive power 0; shared dispositive power 3,087,897; aggregate amount beneficially owned 3,087,897 (1.2% of the class)
  Comment: Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SEQUOIA CAPITAL FUND, L.P. ("SCF") (CIK 0001906948): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 20,211,724; sole dispositive power 0; shared dispositive power 20,211,724; aggregate amount beneficially owned 20,211,724 (7.8% of the class)
  Comment: Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT") (CIK 0001913045): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 23,299,621; sole dispositive power 0; shared dispositive power 23,299,621; aggregate amount beneficially owned 23,299,621 (8.9% of the class)
  Comment: Row 8, 10 and 11. Includes 3,087,897 shares directly owned by SCFP and 20,211,724 shares directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
  
  Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- SC US (TTGP), LTD. ("SC US (TTGP)") (CIK 0001607841): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 28,018,858; sole dispositive power 0; shared dispositive power 28,018,858; aggregate amount beneficially owned 28,018,858 (10.7% of the class)
  Comment: Row 8, 10 and 11. Includes 1,217,532 shares directly owned by SCGGF III - U.S./INDIA MANAGEMENT, 351,374 shares directly owned by SC GGF III, 1,000,000 shares directly owned by SC US/E EXPANSION FUND I, 2,150,331 shares directly owned by SC US/E EXPANSION FUND I MGMT, 3,087,897 shares directly owned by SCFP and 20,211,724 shares directly owned by SCF. The general partner of SC GGF III is SC GGF III MGMT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US TTGP is the General Partner of SCGGF III- U.S./INDIA MANAGEMENT, SC GGF III MGMT, SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT.
  
  Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- DOUGLAS LEONE ("DL") (CIK 0001195580): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,294,244; shared voting power 1,568,906; sole dispositive power 2,294,244; shared dispositive power 1,568,906; aggregate amount beneficially owned 3,863,150 (1.5% of the class)
  Comment: Row 8, 10 and 11. Includes 1,217,532 shares directly owned by SCGGF III - U.S./INDIA MANAGEMENT and 351,374 shares directly owned by SCGGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SCGGF III - U.S./INDIA MANAGEMENT and SC GGF III MGMT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SCGGF III - U.S./INDIA MANAGEMENT and SC GGF III MGMT are Messrs. DL and RB.
  
  Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
- ROELOF BOTHA ("RB") (CIK 0001222287): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 932,963; shared voting power 1,568,906; sole dispositive power 932,963; shared dispositive power 1,568,906; aggregate amount beneficially owned 2,501,869 (1% of the class)
  Comment: Row 8, 10 and 11. Includes 1,217,532 shares directly owned by SCGGF III - U.S./INDIA MANAGEMENT and 351,374 shares directly owned by SCGGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SCGGF III - U.S./INDIA MANAGEMENT and SC GGF III MGMT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SCGGF III - U.S./INDIA MANAGEMENT and SC GGF III MGMT are Messrs. DL and RB.
  
  Row 13. Based on a total of 260,734,689 shares of common stock as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Maplebear Inc.
Address of issuer's principal executive offices: 50 Beale Street, Suite 600, San Francisco, California (CA), 94105
Comment:
EXPLANATORY NOTE

Except as set forth in this Amendment No. 6 (this "Amendment"), the initial Schedule 13D that was filed on February 27, 2024, as amended by Amendment No. 1 thereto on August 13, 2024 ("Amendment No. 1"), Amendment No. 2 thereto on August 28, 2024 ("Amendment No. 2"), Amendment No. 3 thereto on September 4, 2024 ("Amendment No. 3"), Amendment No. 4 thereto on September 9, 2024 ("Amendment No. 4") and Amendment No. 5 thereto on November 21, 2025 ("Amendment No. 5" and collectively, with the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Original 13D") remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original 13D is amended and restated in its entirety as follows:

This Statement on Schedule 13D (this "Statement") is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Sequoia Capital Global Growth Fund III - Endurance Partners, L.P., a Cayman Islands limited partnership ("SC GGF III"); (ii) Sequoia Capital US/E Expansion Fund I, L.P., a Cayman Islands limited partnership ("SC US/E Expansion Fund I"); (iii) Sequoia Capital US/E Expansion Fund I Management, L.P., a Cayman Islands limited partnership ("SC US/E Expansion Fund I MGMT"); (iv) SCGGF III - U.S./India Management, L.P., a Cayman Islands limited partnership ("SCGGF III - U.S./India Management"); (v) Sequoia Capital Global Growth Fund III - Endurance Partners Management, L.P., a Cayman Islands limited partnership ("SC GGF III MGMT"); (vi) Sequoia Capital Fund Parallel, LLC, a Delaware limited partnership ("SCFP"); (vii) Sequoia Capital Fund, L.P., a Cayman Islands limited partnership ("SCF"); (viii) Sequoia Capital Fund Management, L.P., a Cayman Islands limited partnership ("Sequoia Capital Fund Management"); (ix) SC US (TTGP), Ltd., a Cayman Islands limited liability company ("SC US (TTGP)"); (x) Douglas Leone, a citizen of the USA ("DL"); and (xi) Roelof Botha, a citizen of the USA ("RB"). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Residence or business address: 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025
Present principal occupation or employment: The principal occupation or employment of each of SC GGF III, SC US/E Expansion Fund I, SCGGF III - U.S./India Management, SCF and SCFP is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SC US/E Expansion Fund I MGMT is to serve as general partner of SC US/E Expansion Fund I. The principal occupation or employment of SC GGF III MGMT is to serve as general partner of SC GGF III. The principal occupation or employment of Sequoia Capital Fund Management is to serve as the general partner of SCF and the manager of SCFP. The principal occupation or employment of SC US (TTGP) is to serve as general partner of SCGGF III - U.S./India Management, SC GGF III MGMT, SC US/E Expansion Fund I MGMT, Sequoia Capital Fund Management and certain affiliated vehicles. RB and DL are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SC GGF III, SC US/E Expansion Fund I, SC US/E Expansion Fund I MGMT, SCGGF III - U.S./India Management, SC GGF III MGMT, SCF, Sequoia Capital Fund Management and SC US (TTGP) are each organized under the laws of the Cayman Islands. SCFP is organized under the laws of Delaware. DL and RB are citizens of the USA.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (c) of Item 5 of the Original 13D are hereby amended and restated in their entirety as follows:

The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Common Stock in this Statement are based upon the 260,734,689 shares of common stock stated to be outstanding as of April 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025. The Reporting Persons may be deemed to beneficially own an aggregate of 28,018,858 shares of Common Stock, which constitutes approximately 10.7% of the Company's Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 351,374 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I beneficially owns 1,000,000 shares of Common Stock, which represents approximately 0.4% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I MGMT, as the general partner of SC US/E Expansion Fund I, may be deemed to beneficially own an aggregate of 3,150,331 shares of Common Stock, comprised of 2,150,331 shares of Common Stock directly owned by SC US/E Expansion Fund I MGMT and 1,000,000 shares of Common Stock directly owned by SC US/E Expansion Fund I, which represents approximately 1.2% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCGGF III - U.S./India Management beneficially owns 1,217,532 shares of Common Stock, which represents approximately 0.5% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III MGMT, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 351,374 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCFP beneficially owns 3,087,897 shares of Common Stock, which represents approximately 1.2% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCF beneficially owns 20,211,724 shares of Common Stock, which represents approximately 7.8% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Fund Management, as the general partner of SCF and manager of SCFP, may be deemed to beneficially own an aggregate of 23,299,621 shares of Common Stock, which represents approximately 8.9% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SCGGF III - U.S./India Management, SC GGF III MGMT, SC US/E Expansion Fund I MGMT and Sequoia Capital Fund Management, may be deemed to beneficially own an aggregate of 28,018,858 shares of Common Stock, which represents approximately 10.7% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SCGGF III - U.S./India Management, SC GGF III MGMT and SC US/E Expansion Fund I MGMT. As such, DL and RB may be deemed to beneficially own an aggregate of 3,863,150 and 2,501,869 shares of Common Stock, which represents approximately 1.5% and 1.0% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 3, 2025, certain of the Reporting Persons entered into a credit facility with JPMorgan Chase Bank, N.A., pursuant to which an aggregate of 20,211,724 shares of the Common Stock beneficially owned by such Reporting Persons were pledged, among other assets, as collateral to secure their respective payment obligations under customary margin loan agreements. Such Reporting Persons do not have any current intentions to sell any of such shares. Upon the occurrence of certain events that are customary for this type of margin loan, the lender may exercise its rights to require the borrower to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the shares held as collateral. In order to facilitate the exercise by the lender of its rights upon the occurrence of any such event of default, the borrowers have entered into certain account control and other collateral agreements with the lender. Absent an event of default under a margin loan agreement, the applicable Reporting Person will retain all voting rights and rights to receive dividends or distributions with respect to the pledged shares.

## Signatures
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. ("SC US/E EXPANSION FUND I"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SEQUOIA CAPITAL US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SCGGF III - U.S./INDIA MANAGEMENT, L.P. ("SCGGF III - U.S./INDIA MANAGEMENT"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS MANAGEMENT, L.P. ("SC GGF III MGMT"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Roelof Botha, Roelof Botha, Authorized Signatory (06/03/2025)
- DOUGLAS LEONE ("DL"): /s/ Douglas Leone, Douglas Leone (06/03/2025)
- ROELOF BOTHA ("RB"): /s/ Roelof Botha, Roelof Botha (06/03/2025)